

April 7, 2011

<u>Sent Via Email</u>

Brian H. Sharples
President and Chief Executive Officer
HomeAway, Inc.
1011 W. Fifth Street, Suite 300
Austin, Texas 78703

> **Re: HomeAway, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 11, 2011**
> **File No. 333-172783**

Dear Mr. Sharples:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that you have included your logo in the prospectus; please provide us with copies of any additional graphical materials or artwork you intend to use in your prospectus.

2.   Your website includes links for HomeAway Real Estate, a marketplace for buying and selling vacation real estate. This business is not discussed in your prospectus. In your response letter, please tell us how you determined that a description of this business is not material to an understanding of the business done and intended to be done by your company, or include relevant disclosure in your amended registration statement. See Item 101(c) of Regulation S-K.

Outside Front Cover Page of Prospectus

3.   Please revise to disclose the post-offering percentage of common stock that will be beneficially owned by executive officers, directors, current five percent or greater stockholders and affiliated entities, if material. Please also revise to disclose the amount of offering proceeds that affiliates will receive, if material.

Prospectus Summary, page 1

Overview, page 1

4.   Please provide supplemental, qualitative or quantitative support for your assertions that you operate the "world's largest" online marketplace for the vacation rental industry and are the "market leader" in the online vacation rental industry.

Summary Consolidated Financial and Other Data, page 8

5.   Please revise the footnotes to disclose the computations supporting the pro forma and adjusted pro forma net income per share amounts. Pro forma presentations throughout the filing should be similarly revised and should address the guidance in SAB Topic 1B.3.

6.   Please revise footnote 7 on page 9 to clarify whether the metric "Visits to websites" counts unique visitors. If not, please explain how the metric may overcount the number of actual visitors.

Risk Factors, page 10

7.   Certain of your risk factors present risks that could apply to any issuer or any offering. For example, refer to the risk factors pertaining to fluctuating quarterly results on page 11, and the need for capable management and personnel on page 18. Please revise as necessary. See Item 503(c) of Regulation S-K.

Special Note Regarding Forward-Looking Statements and Industry Data, page 31

8.   With respect to every third-party statement in your prospectus, such as the market data and commissioned reports referenced in this section, if you have not already done so, disclose the date of each report from which the statement is derived. In addition, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

9.   On page 32, you state that the industry publications, surveys and forecasts "generally indicate that their information has been obtained from sources believed to be reliable." We note that you have included a significant amount of market data in your prospectus, and that you have given such data fairly prominent presentations. Please tell us how you determined that each market report used in your prospectus is sufficiently reliable to warrant use in your filing, and consider revising the quoted statement.

Use of Proceeds, page 33

10.   Please revise the second and third paragraphs of this section to disclose the amount of offering proceeds that affiliates will receive.

Selected Consolidated Financial And Other Data, page 38

11.   We note that you have acquired several businesses in recent years. Tell us how you considered discussing the impact of these acquisitions in this section pursuant to Instruction 2 to Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Overview, page 43

12.   Please revise this section to provide a more detailed discussion of the key challenges you are facing. For guidance, refer to Section III.A of SEC Release No. 33-8350.

13.   Please tell us what you mean by the "additional features" referenced in the fourth paragraph on page 43, and explain how they affect the listing revenue recognition accounting if they are part of a multiple-element arrangement.

Key Business Metrics, page 45

14.   Please revise your disclosure in this section to provide a more detailed analysis of the implications of the changes in the key business metrics during the covered time periods. For guidance, refer to Section III.B.4 of SEC Release No. 33-8350.

Results of Operations, page 49

Revenue, page 50

15.   We note your discussion of organic growth on page 43. In light of your several acquisitions in 2010 and 2009, tell us how you considered expanding your discussion of revenue to quantify the impact of acquisitions on revenue amounts year over year. For guidance, refer to Section III.D of SEC Release No. 33-6835.

Revenue, page 54

16.   Please expand your discussion of revenue to discuss the change in your "Other" revenue for the year ended December 31, 2009 compared to December 31, 2008.

Critical Accounting Policies and Estimates, page 61

Revenue Recognition, page 62

17.   Please expand your revenue recognition policy for the following items:

- We note your disclosure that you sell gift cards to customers; please clarify if these customers are your customers (i.e., vacation rental owners) or travelers.
- Quantify, to the extent possible, the number of travelers that book their reservations online, which as a result, you earn a commission; and
- We note your discussion of your redistribution service on page 77; please expand your policy to discuss your recognition of revenue related to this service.

Business Combinations, page 63

18.   On page 63, you state that you primarily apply a present value (discounted cash flow) method to determine the fair value of your reporting unit for your annual impairment tests. Please reconcile this statement to your goodwill and intangibles assets policy on page F-11, that, you disclose you utilize a blending of both the income approach (discounted cash flows) and the market approach (comparable company results).

19.   Please expand your goodwill and intangible assets policy for the items noted below:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

   Where you believe that material goodwill does not exist that is at risk of failing step one and deem the foregoing disclosures are not necessary, please consider disclosing that assertion.

Stock-Based Compensation, page 64

20. Please discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

Common Stock Valuations, page 65

21. Please revise to disclose and clarify what the fair value column represents on page 65. Similar concerns apply to your table on page F-33 where the column is noted as "ASC 718." In order to make comparisons readily understood, please include in the table, "Common Stock Valuations" the common stock fair values disclosed in the third and following paragraphs on page 65 updated for the twelve-month periods preceding the most recent balance sheet included in your filings.

22. In view of the material increase in fair value from the October 2010 to the December 31, 2010 stock valuations please provide narrative disclosures that describe the factors and assumptions contributing to the significant change.

Management, page 85

Executive Officers, Directors and Key Employees, page 85

23. Your disclosure in the last paragraph on page 87 appears to be pursuant to Item 401(e)(1) of Regulation S-K; please note that this disclosure must be provided on an individual basis. For each director, please revise to disclose why the person's particular and specific experience, qualifications, attributes or skills led the board to conclude that such person should serve as your director, in light of your business and structure. For guidance, refer to Question 116.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

Executive Compensation, page 92

Compensation Discussion and Analysis, page 92

Award Decisions and Analysis, page 97

24. In the second paragraph of this section you state that application of the performance matrix of your 2010 Executive Officer Performance Bonus Plan, "supported the compensation committee's determination to set the size of the overall cash bonus pool for [y]our named executive officers at $671,927" and that your CEO evaluated the individual

achievement of each named executive officer to allocate this cash bonus pool among your named executive officers. This disclosure appears to be inconsistent with your disclosure on page 95 and Exhibit 10.16, which state that the compensation committee set the target annual cash bonus opportunity for each of your named executive officers as a percentage of their base salary. In addition, although all targets were achieved, the amounts in column (g) of your summary compensation table are slightly less than 60% of Mr. Sharples' salary and 50% of each other named executive officer's salary. Please revise or advise.

<u>Certain Relationships and Related Party Transactions, page 112</u>

<u>Share Repurchases, page 114</u>

<u>Repurchase Offering, page 114</u>

25.	Please revise to describe how you determined the repurchase price per share. See Item 404(a)(6) of Regulation S-K.

<u>2010 Dividend Repayment and Stock Repurchase/Redemption Program, page 116</u>

26.	Please revise to discuss the planned use of proceeds to redeem and pay off accumulated unpaid dividends on Series A, B, and C preferred stock. See Item 404(a)(6) of Regulation S-K.

<u>Principal and Selling Stockholders, page 119</u>

27.	In footnotes one, two, three, four, six, eleven, and twelve, individuals with voting and/or dispositive power over the shares held by their investment entities have disclaimed beneficial ownership of the shares held by the entities. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). If you retain these disclaimers, please: (i) provide us with a legal analysis supporting your belief that you can disclaim beneficial ownership in this manner, and (ii) revise to clearly disclose who has voting and/or investment power over the disclaimed interest.

<u>Underwriters, page 136</u>

<u>Directed Share Program, page 139</u>

28.	Please provide us with more details regarding your directed share program. For example, although the Allocation Letter is limited to investors in your Series D Preferred Stock, you state that the directed share program is for your "business associates and other parties" identified by you. Please provide us with more information regarding the "other parties."

Consolidated Statements of Operations, page F-4

29.   We note you break out your revenue by two categories; Listing and Other. Tell us how you considered breaking out your cost of revenue similarly, rather than one line item.

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-7

Unaudited Pro Forma Presentation, page F-7

30.   You state that the "unaudited pro forma balance sheet gives effect to the conversion of the preferred stock to additional paid-in capital as of December 31, 2010, and to the redemption of all shares of Series A and B redeemable preferred stock." Please explain and disclose how the unaudited pro forma balance sheet gives effect to the planned redemption of all shares of Series A and B redeemable preferred stock as of December 31, 2010. The presentation on page F-3 appears to reflect only the conversions of Series C and D preferred shares. Tell us how you have complied with the guidance in SAB Topic 1B.3 on pro forma reporting of planned distributions to owners.

Revenue Recognition, page F-12

31.   You disclose that vendor-specific objective evidence ("VSOE") of the fair value of maintenance services is determined by the standard published list pricing for maintenance renewals since (you) generally charge list prices for maintenance renewals. Tell us why published list prices for maintenance renewals, only "generally" charged, equate to the price charged for PCS maintenance sold separately in FASB ASC 985-605-25-6. Explain and disclose why "generally" charged list prices are sufficient VSOE to ascribe a value to each of the elements sold. Critical accounting policies and estimates should be, as applicable, similarly addressed in any revision.

Subsequent Events, page F-16

32.   We note that you have evaluated subsequent events through March 9, 2011. Please tell us how you determined to evaluate subsequent events through this date. In this regard, we note your independent registered public accounting firm's audit report is dated March 11, 2011. Refer to FASB ASC 855-10-50-1.

Note 3. Business Combinations, page F-17

33.   Please tell us what consideration you gave to disclosing the assumptions and estimates
        used to derive the purchase price allocations for your acquisitions in the table on
        page F-17 to trade name, developed technology, customer relationships, and non-compete
        agreements. We note the significant amount of goodwill that resulted from each of the
        acquisitions.

Note 4. Goodwill and Other Intangible Assets, page F-21

34.   Disclose for the period in which intangible assets are acquired either individually or with
        a group of assets (including assets acquired in a business combination), the weighted-
        average amortization period, in total and by major intangible asset class. See FASB
        ASC 350-30-50-1.

Note 13. Net Loss Per Share, page F-38

35.   Tell us what consideration you gave to the disclosures required under FASB ASC 260-
        10-50-2 regarding the events subsequent to the latest income statement date.

Note 14. Unaudited Pro Forma Net Income Per Share, F-39

36.   In view of the redemption of Series A and B redeemable preferred stock and payment of
        accumulated and unpaid dividends for Series A, B redeemable and C convertible and
        redeemable preferred stock from the proceeds of the offering, explain why you have not
        presented pro forma per share data for the latest year and interim period, giving effect to
        the number of shares whose proceeds are to be used for these planned distributions to
        owners. See SAB Topic 1B.3.

Item 16. Exhibits and Financial Statement Schedules, page II-18

37.   In a risk factor on page 25 you state that you rely on a combination of third-party data
        centers located in the United States and the United Kingdom and a third-party co-location
        hosting center located in the United States to host your websites and core services. It
        does not appear that you plan to file any data center or co-location agreements as
        exhibits. Please tell us how you determined that your business is not substantially
        dependent on such agreements. See Item 601(b)(10)(ii)(B) of Regulation S-K.

38.   It does not appear that you plan to file all agreements related to your preferred stock as
        exhibits. Please advise. See Items 601(b)(4) and 601(b)(10) of Regulation S-K.

Exhibits 99.1 and 99.2

39.   We note that your counsel prepared the consents on behalf of the consenting parties. Please explain how, based on the current form of consent, the experts have expressly stated that they consent to the quotation or summarization of their report in the registration statement. See Securities Act Rule 436.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Paul Tobias, Esq.
        Wilson Sonsini Goodrich & Rosati